April 18, 2005

Mail Stop 0409

Mark J. Ferrer
Chief Executive Officer
Critical Path, Inc.
350 The Embarcadero
San Francisco, CA  94105-1204

Re:	Critical Path, Inc.
	Registration Statement on Form S-3
	Filed April 5, 2005
	File No. 333-123860


Dear Mr. Ferrer:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

We note that you have excluded from your Annual Report on Form 10-
K
Management`s Report on Internal Control over Financial Reporting required by Section 404 of the Sarbanes-Oxley Act. We also note your reliance on the Commission`s order under Section 36 of the Exchange
Act Granting an Exemption. However, please note that we will not be in a position to declare this registration statement effective until you amend your Form 10-K to include the Management`s Report on Internal Control over Financial Reporting and related auditor attestation report.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 942-1901 or me at (202) 942-1960.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Gregg F. Vignos, Esq. (via facsimile)
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Critical Path, Inc.
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